Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

December 13, 2018

Arthur C. Sandel

Special Counsel
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Banc of America Merrill Lynch Commercial Mortgage Inc. Registration Statement on Form SF-3 Filed November 14, 2018 File No. 333-228375

Dear Mr. Sandel:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the “Registrant”). We have reviewed your letter dated December 7, 2018 (the “Comment Letter”) transmitting comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission to the Depositor’s registration statement (File No. 333-228375) on Form SF-3 as filed on November 14, 2018. We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant’s responses are set forth below. Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus contained in the revised form of registration statement submitted herewith.

For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.

Form of Prospectus

Summary of Terms—Relevant Parties—Swap Counterparty, page 26

1.  Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

The Registrant has revised such bracketed disclosure to state that the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, will be provided for such contemplated derivative agreements.

Henry A. LaBrun  Tel (704) 348-5149  Fax +1 (704) 348-5200  Henry.LaBrun@cwt.com

Arthur C. Sandel
December 13, 2018

Description of the Mortgage Pool—General, page 128

2.  We note your disclosure that “a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated.” Please revise your disclosure to clarify that, if any loan included in the asset pool would not satisfy the definition of “commercial real estate loan” under Regulation RR, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR, or else revise your disclosure as appropriate to avoid the implication that the asset pool could include loans that would not satisfy the definition of “commercial real estate loan” under Regulation RR.

The Registrant has added the language below to the relevant section:

[IF ANY MORTGAGE LOAN INCLUDED IN THIS POOL OF MORTGAGE LOANS DOES NOT SATISFY THE DEFINITION OF “COMMERCIAL REAL ESTATE LOAN” UNDER REGULATION RR, THE RETAINING SPONSOR WILL HOLD RISK RETENTION PURSUANT TO RULE 4 OF REGULATION RR (STANDARD RISK RETENTION), RATHER THAN THROUGH A THIRD-PARTY PURCHASER PURSUANT TO RULE 7 OF REGULATION RR.]

Credit Risk Retention—General, page 200

3.  In recent transactions on your currently effective registration statement (e.g., BANK 2018-BNK15), Bank of America and the other retaining parties have elected to hold the eligible vertical interest in the form of a single vertical security. However, your form of prospectus does not indicate that the eligible vertical interest may be held in the form of a single vertical security. If you intend to hold the retention interest in this manner going forward, please revise your form of prospectus to indicate this possibility.

The Registrant has revised the relevant disclosure to indicate that an eligible vertical interest may be held in the form of a single vertical security.

Arthur C. Sandel
December 13, 2018

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Henry A. LaBrun

Henry A. LaBrun

cc:	Leland F. Bunch, III
W. Todd Stillerman, Esq.